UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Securities Purchase Agreement

On July 3, 2026, China SXT Pharmaceuticals Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”) for the issuance and sale of one or more pre-paid purchases at an aggregate principal amount of up to $31,500,000 (before an original issue discount of $1,500,000) for the purchase of the Company’s Class A ordinary shares, no par value (the “Class A Ordinary Shares”), at a designated purchase price not less than a floor price of $0.20 per share (the “Floor Price”).

On August 10, 2026, the Company effected a 1-for-80 share consolidation of its Class A Ordinary Shares (the “Share Consolidation”), which adjusted the Floor Price from $0.20 to $16.00 per share pursuant to Section 3.3 of the Pre-Paid Purchase.

On August 27, 2026, the Company and the Investor entered into Amendment No.1 to the Securities Purchase Agreement (the “Amendment”) to reduce the Floor Price from $16.00 to $0.20 per share. In connection with the Amendment, the Company filed Amendment No.1 to its registration statement on Form F-3.

A copy of the Amendment is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of i) the Company’s registration statement on Form S-8 (No. 333-286212) filed with the SEC on March 28, 2025 and (ii) the Company’s registration statement on Form F-3 (No. 333-291428) filed with the SEC on November 10, 2025 and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No.1 to Securities Purchase Agreement, dated August 27, 2026, between China SXT Pharmaceuticals Inc. and certain institutional investor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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